Safe Dynamics Corp

c/o Delaware Intercorp, Inc.

113 Barksdale Professional Center

Newark, DE 19711

April 3 2012

By Fax and Edgar

Max A Webb

Branch Chief - Legal

Securities and Exchange Commission

Fax: 202-772-9349

Re: Safe Dynamics Corp.

Registration Statement # 3 on Form S-1

Filed March 16 2012

File No. 333-176798

Dear Mr. Webb

Safe Dynamics Corp. ("SDC") acknowledges receipt of the letter dated March 27 , 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1/A#4 (the "Amended Draft") and have tracked all changes in the edgarized document for is an item-by-item response to the Staff’s comments. We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient. We acknowledge that SDC is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Outside Cover Page of Prospectus

1.	If exhibit 99.2 encompasses the previous loans your directors made to you, please revise here and on page 4 to state, as indicated in exhibit 99.2, that the directors have undertaken to not demand payment until the company has raised funds from the offering. Based on exhibit 99.2 it appears that the statement here that your directors will not demand repayment of the loans “until the Company is financially able to repay the amounts due” is not correct.

Response

The Funding agreement has been revised to explain that the funds will not be remanded until the Company is financially able to repay the loans due and hence the wording in the prospectus is consistent and correct.

2.	We note the statement that “[t]he Company will need to raise an additional amount of approximately $22,000 in addition to the net proceeds of $53,500 from the offering, thru additional equity financing, in order to pay the Director loans and hence alleviate the necessity to file for protection under bankruptcy laws if the Company is financially unable to repay the loans to the Directors.” Please revise here and on pages 8 and 16 to further clarify that as soon as you have raised funds from this offering your directors may demand repayment of their loans, necessitating you to file for bankruptcy protection.

Response

See the response to question 1 . The funds will not be demanded until the Company has sufficient funds to repay the loans. This assertion has been revised accordingly in the prospectus.

Prospectus Summary, page 4

3.	We note your response to our prior comment 3. Please revise to state prominently in the prospectus summary that the maximum shares offered to each subscriber is 62,500 shares equaling $1,875.

Response

This assertion has been inserted accordingly as requested above

Exhibit 99.2

4.	Please explain to us how the directors’ undertakings shown in exhibit 99.2 constitute a binding agreement under Israeli and Delaware law. It is not clear to us what consideration the company has provided. Additionally if this is not a binding agreement please revise throughout the registration statement to indicate that this is an unenforceable undertaking rather than an agreement.

Response

The agreement is a non-binding undertaking and has so been renamed and also revised as such in the prospectus

If you have any questions or require further clarification, Please do not hesitate to contact us at .

Sincerely,

Yitzchak Eliezer Socolovsky

President and Director

Safe Dynamics Corp.